SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 28, 2007

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

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Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland
http://www.novartis.com

- Investor Relations Release -

Novartis announces the retirement of Urs Baerlocher

•                  Urs Baerlocher, a member of the Executive Committee of Novartis since 1999, retires as of August 31

Basel, August 29, 2007 – Novartis announced today the retirement of Dr. Urs Baerlocher, who was a member of the Executive Committee of Novartis and most recently Head of Legal and Tax Affairs. He will retire at the end of August at the age of 65.

Dr. Thomas Werlen, 42, General Counsel of Novartis since January 2006 will now directly report to Dr. Daniel Vasella, Chairman and Chief Executive Officer of Novartis. He previously reported to Urs Baerlocher. Barbara Kessler, Head of Group Tax and Insurance will report to Dr. Raymund Breu, Group CFO.

“I want to thank Urs Baerlocher for his contributions in overseeing several strong global functions for Novartis. He built a solid legal and tax function, and his skills were particularly helpful in several of our strategic initiatives. Following our signing of the UN Global Compact, Urs Baerlocher advanced our implementation of Novartis’ strong Code of Conduct,” said Dr. Daniel Vasella, Chairman and CEO of Novartis.

After working as a tax attorney in Solothurn, Urs Baerlocher joined Sandoz in 1973 and held positions of increasing responsibility, including CEO of the Sandoz Nutrition division and CEO of Sandoz Pharma while also serving on the Sandoz Executive Board. At Novartis, he was named a member of the Executive Committee in 1999.

Prior to joining Novartis, Dr. Thomas Werlen was a partner in the London office of the international law firm Allen & Overy LLP. He also worked at other law firms in Switzerland and the US. He has a Ph.D in law from the University of Zurich and earned a master’s degree  from Harvard Law School. He is a member of the New York and the Swiss bar.

About Novartis

Novartis AG (NYSE: NVS) is a world leader in offering medicines to protect health, cure disease and improve well-being. Our goal is to discover, develop and successfully market innovative products to treat patients, ease suffering and enhance the quality of life. We are strengthening our medicine-based portfolio, which is focused on strategic growth platforms in innovation-driven pharmaceuticals, high-quality and low-cost generics, human vaccines and leading self-medication OTC brands. Novartis is the only company with leadership positions in these areas. In 2006, the Group’s businesses achieved net sales of USD 37.0 billion and net income of USD 7.2 billion. Approximately USD 5.4 billion was invested in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ more than 100,000 associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

John Gilardi	Carrie Scott
Novartis Global Media Relations	Novartis Global Media Relations
+41 61 324 3018 (direct)	+41 61 324 3435 (direct)
+41 79 596 1408 (mobile)	+41 79 264 4121 (mobile)
john.gilardi@novartis.com	carrie.scott@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

International	North America
Ruth Metzler-Arnold Katharina Ambuehl Nafida Bendali Pierre-Michel Bringer Jason Hannon Thomas Hungerbuehler Richard Jarvis Central phone no: +41 61 324 7944 e-mail: investor.relations@novartis.com	Ronen Tamir Jill Pozarek Edwin Valeriano	+1 212 830 2433 +1 212 830 2445 +1 212 830 2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: August 28, 2007	By:	/s/ Malcolm B. Cheetham

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting